UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

|_| Form 10-K  |_| Form 20-F  |_| Form 11-K     SEC File Number: 1-9298
|X| Form 10Q   |_| Form N-SAR                   Cusip Number:  755103108


For Period Ended: April 3, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:


    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Entire Form 10-Q


PART I - REGISTRANT INFORMATION

Raytech Corporation
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Full Name of Registrant


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Former Name if Applicable

Four Corporate Drive , Suite 295
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Address of Principal Executive Office (Street and Number)

Shelton, CT 06484
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City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date..

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Report on Form 10-Q of Raytech Corporation (the "registrant") for the fiscal quarter ended April 3, 2005 cannot be filed timely and the reason for the untimely filing cannot be eliminated without incurring unreasonable effort and expense. The registrant is finalizing the purchase accounting for its acquisition on March 21, 2005 of a minority interest in Allomatic Products Company, a consolidated subsidiary of the registrant. These tasks will not be completed by the registrant until after the due date for the Report. The registrant expects to file its Form 10-Q for the fiscal quarter ended April 3, 2005 within five calendar days after the prescribed due date of such Form 10-Q.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John B. Devlin                       203                           925-8021
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(Name)                           (Area Code)                  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is currently anticipated that the registrant will report a net loss of $675 thousand, subject to the completion of the purchase accounting, for the fiscal quarter ended April 3, 2005, compared to net income of $1,352 thousand for the fiscal quarter ended March 28, 2004. The decrease in earnings is due to a decline in the performance of the Domestic OEM segment, primarily due to the increased price of steel, a key raw material, and the recognition of a $1.3 million product liability claim in the International segment. In addition, net results were unfavorably impacted by restructuring expense and increased SG&A expense resulting from preparation for the transfer of certain production from the facilities to be closed this year as part of the restructuring program.

                               RAYTECH CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 19, 2005                By: /s/ John B. Devlin
                                      --------------------------------
                                      John B. Devlin
                                      Vice President, Treasurer
                                      and Chief Financial Officer

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)